centrica

taking care of the essentials

03 AUG -1 AM 7:21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 August, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

82-4578


03029027

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 8/5

centrica
taking care of the essentials

1 August, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Sale of Goldfish Credit Card & Personal Loan Businesses agreed
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

1 August, 2003

Sale of Goldfish credit card and personal loan businesses agreed

Centrica plc today announced that Goldfish Bank Ltd has reached agreement to sell to Lloyds TSB for cash the Goldfish credit card, personal loan business and associated business assets for a premium of £112.5m or around 14% of net credit card receivables as at 30 June, 2003. The transaction also includes the Goldfish brand and loyalty programme.

Centrica and Lloyds TSB have economic interests of 70 per cent and 30 per cent respectively in Goldfish Bank. The consideration will ultimately be distributed on a pro rata basis to Centrica and Lloyds TSB following an orderly closure of the bank's activities.

In addition. Goldfish Bank will receive from Lloyds TSB an amount equal to the net book value of the finance receivables as at completion of around £900m, such monies to be applied in repayment of Goldfish Bank's customer deposits and bank loans.

Centrica believes this agreement will deliver the best long term value for its shareholders. Goldfish remains a sub-scale business operating in an increasingly competitive market and a tight regulatory climate. A sale to Lloyds TSB avoids very significant costs in migrating customers from Goldfish which would have been incurred under a sale to a third party.

The Goldfish credit card and its associated loyalty scheme were originally developed as a customer retention initiative within the group's energy supply business. Since then, Centrica has retained its position as the UK's leading household gas supplier and transformed itself into the leading domestic electricity supplier, with an overall household energy market share of around 41 per cent. Goldfish credit card holders will continue to be able to redeem their loyalty points against British Gas bills.

Sir Roy Gardner, Chief Executive of Centrica, said: "Centrica has a rigorous approach to managing its businesses for value. Goldfish has developed into a very strong brand but we believe that the capital investment required to achieve the necessary scale would be better directed towards our core businesses."

The transaction is expected to complete in the fourth quarter of 2003.

Enquiries:

Centrica media relations	01753 494085
Centrica investor relations	01753 494900

Notes:

1. As at 30 June 2003, Goldfish's net finance receivables (credit card and personal loans) had a net book value of around £900m. The credit card portfolio comprised approximately 1.18 million card holders and the Goldfish personal loans book comprised over 11,000 accounts as at 30 June 2003, while the Goldfish retail savings book had over 17,000 accounts.

2. During the six months to 30 June 2003, Goldfish Bank made an operating loss of £30 million.

3. Centrica estimates a net loss on disposal as at completion of approximately £45m, net of tax and minority interests after the write-off of goodwill and the estimated costs of disposal. The disposal will be shown as an exceptional item in the second half of 2003.

4. The Goldfish Bank joint venture structure will remain in place at least until it has fulfilled all its obligations in accordance with banking regulations. Centrica will apply such monies then received to reducing group net debt.

5. Following completion, Goldfish Bank will outsource the management of its savings account to Lloyds TSB for a transitional period and will continue to honour its commitment to savers under its "Price Promise" to track base rates.